Exhibit (e)(9)

Syngenta International AG P.O. Box CH-4002 Basel Switzerland www.syngenta.com

Personal/Confidential

Mr. John Ramsay CHBS-B1.1.36-01

November 18, 2015

Supplemental Agreement to your Contract of Employment

Dear John

This is to confirm the following amendments to your contract of employment dated April 24, 2015, to be effective as of November 1, 2015:

Position

Your position will be Interim Chief Executive Officer (“Interim CEO”) and you will lead the Syngenta Executive Committee (“Executive Committee”).

Duties

As Interim CEO you will perform the duties of the CEO as set out in article 25 of the Regulations Governing the Internal Organization of Syngenta AG and the duties as described in the relevant job description, as amended from time to time.

The Interim CEO is directly responsible to the Chairman and the Board of Directors of Syngenta AG for efficient and effective work of the Executive Committee.

Base Salary

Your annual base salary will be [an agreed amount] which is payable in 12 equal instalments at the end of a calendar month.

Interim CEO allowance

An acting CEO allowance of [an agreed amount] per month which will be paid during your period as interim CEO. This allowance will not be included in the variable compensation (Short-Term Incentive and Long-Term Incentive) calculations and it will not be pensionable.

Short-Term Incentive

For the period of time that you hold the position of Interim CEO your target Short-Term Incentive award shall be the percentage as set out in the SEC Variable Compensation Framework for the CEO on a pro-rated basis, as amended from time to time.

Other Contractual Provisions

This letter forms an integral part of your contract of employment whilst you hold the position as Interim CEO. In case of a conflict between the provisions of your contract of employment and this supplemental agreement, the supplemental agreement shall prevail.

All other contractual agreements remain in force unchanged.

Termination

Your recall or resignation as Interim CEO shall be deemed as notice of termination terminating this supplemental agreement under observance of a notice period of one month to the end of the following month. Upon such termination, your contract of employment continues to be in force without the amendments of this supplemental agreements, except for the amount of the annual base salary mentioned above which shall continue to apply if you remain a member of the Executive Committee, unless or until terminated in accordance with its provisions.

Please indicate your agreement by returning a signed copy of this supplemental agreement to Claire Glover.

We look forward to your continuing commitment and wish you every success in the future.

Yours sincerely,

Syngenta International AG

/s/ Michel Demaré	/s/ Jürg Witmer
Michel Demaré	Jürg Witmer
Chairman of the Board	Vice Chairman of the Board

Place: Basel 26.11.2015	Date: Basel 28/11/2015

I agree to the content of this supplemental agreement:

/s/ John Ramsay
John Ramsay

Place: Basel	Date: 16/12/15